WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

February 3, 2009

Mr. Scott G. Hodgdon, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Universal Infotainment Systems Corporation
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-154227

Dear Mr. Hodgdon:

We have filed on EDGAR the above Amendment No. 3.

Attached hereto is the related response table.  Page number references in the table are to pages in the marked copy filed on EDGAR.

We believe that this Amendment responds to all outstanding staff comments.  Please advise us when it would be appropriate to submit a request for acceleration.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1	22 - 23	These principals are described as “promoters” and the disclosure required by Items 401(g) and 404(c) has been added.
2	33, 35, 40	Compensation to the Chairman as a result of this loan structure has been disclosed where relevant throughout.
3	47	The Exhibit list has been modified to reflect scrivener’s error in prior filing.
4	Exhibit 5.1	Updated opinion with conforming share numbers filed as exhibit.